May 16, 2014

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

RE:	Global Clean Energy Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Form 10-Q for the Quarter Ended September 30, 2013
Filed November 7, 2013
Form 8-K furnished May 30, 2013
Response dated May 08, 2014
File No. 000-12627

Dear Ms. Claire Erlanger and Ms. Linda Cvrkel:

This letter is in response to the Staff’s letter of comments, dated May 08, 2014, to Global Clean Energy Holdings, Inc. (the “Company”) regarding additional comments to the Company’s above-referenced report (the “Form 10-K”, Form 10-Q and Form 8-K).   Our responses correspond to the numbers you placed adjacent to your comments.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 27

We note from your response to our prior comment 1 that the 43% growth rate is based on projected revenue from acres planted with Camelina and the maturing Mexican Jatropha farms. In light of the fact that it appears revenue decreased significantly during the first nine months of 2013, please tell us the amount of revenue growth (if any) that has occurred subsequent to September 30, 2013.  If revenue has not begun to increase from amounts in prior periods, we believe that it may be appropriate to revise the growth rate used in your revenue projections for your impairment analysis.

Long Beach, CA, USA                                                                                     Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065

Even though our revenue decreased from the year ended December 31, 2012 to the year ended December 31, 2013, the Company is continually expanding its scope of agricultural-based energy projects that produce plant oil and related biomass from multiple crops in different regions.  We believe that with the acquisition of Sustainable Oils, and the Company’s new sources of revenues, we will be able to materially grow our revenue.

First, Sustainable Oils has sold certified Camelina seed to famers, who have in turn planted those seeds, which will produce grain to be processed into Camelina oil and meal generating revenue in 2014.  This is a new source of revenue in 2014 and is expected to continue to grow significantly in future years.   The Company’s long term goal is to rapidly expand its Camelina operations by increasing the amount of Camelina acreage under contract farming agreements in North America

The Company’s focus on the Jatropha business has been mostly in the development stage and the revenue expected from these operations has been minimal.  However, as the Jatropha trees that we previously planted mature, our harvests of Jatropha seeds will increase, generating future revenues.  As such, the Company does expect a growth in Jatropha revenue in 2014 and beyond.

The Company’s advisory and management revenue under contract with third parties in 2014, will double prior year’s contracts..  The Company is currently negotiating other advisory contracts which will generate additional revenue in the year ending December 31, 2014 and in future years.

The Company is planning on significant revenue from the restarting of its charcoal project in June 2014.     This revenue stream was discontinued in May 2010 due to the Mexican government not renewing any previously issued charcoal permits.  However, the Mexican government has just issued us new charcoal permits enabling the Company to re-commence the production and sale of charcoal in 2014.  This charcoal is produced from the farm waste we generated during the land preparation and planting of our Jatropha farms.  This is a new source of revenue from the sale of charcoal that we have not recognized since 2010. This will add to our overall increase in the Company’s revenue.

In addition, the Company has commenced operations on other revenue streams in 2014 which will further increase revenue in 2014 and beyond to offset its operating costs in Mexico and North American.

Long Beach, CA, USA                                                                                     Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065

In 2014, the Company expects to more than double the revenue generated in 2013, which exceeds our conservative estimate of 43% growth rate in projected revenue.

Also, please advise us if any impairment charges have been recorded on your long-lived assets subsequent to the third quarter of 2013.

In the fourth quarter of 2013, deferred growing costs, with a carrying value of $3,378,990, were written down to the fair value of $1,516,047 resulting in impairment charges of $1,887,949, which were included in losses from continuing operations for the respective periods. The Company estimated the fair value of these assets using the income based approach considering the cash flows that would be obtained as a result of distribution of product tied to those deferred growing costs.   As part of the above impairment analysis, the Company also evaluated all the other long-lived assets, including Plantation Development Costs and determined these costs were not impaired based on the future expected revenues.  In 2014, the revenues related to Jatropha, Charcoal, New Annual Crops and Camelina are expected to more than double the revenues recognized in 2013. Accordingly, management continues to evaluate the fair value of its long lived assets.

Form 10-Q for the Quarter Ended September 30, 2013
2.  We note from your response letter that you did not respond to our prior comment 2 from our letter dated April 3, 2014. As such we reissue the comment as follows. We note from your response to our prior comment 4 in your letter dated February 7, 2014, that you will revise future filings to reflect the loss on the sale of the investment as a component of loss from operations on the face of the statement of operations. Please ensure that your Form 10-K for the year ended December 31, 2013 reflects this reclassification and includes footnote disclosure describing the reclassification from its previous presentation in your Form 10-Qs.

We erroneously left this response off our previous correspondence to you.  We will revise future filings to reflect the loss on the sale of the investment as a component of loss from operations on the face of the statement of operations. We will ensure that Form 10-K for the year ended December 31, 2013 reflects this reclassification and includes footnote disclosure describing the reclassification from its previous presentation in your Form 10-Qs.

Report on Form 8-K/A dated March 12, 2013 filed May 30, 2013
Exhibit 23.1

Long Beach, CA, USA                                                                                   Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065

3.  We note from your response letter that you did not respond to our prior comment 4 from our letter dated April 3, 2014. As such we reissue the comment as follows.  We note from your response to our prior comment 5 in your letter dated February 7, 2014, that you have requested the audit firm to correct the dates and you will include the appropriately dated consent as an exhibit to the report on Form 8-K. Please file this Form 8-K and the revised consent as soon as possible.

We filed this Form 8-K/A with the revised consent on May 7, 2014.

As requested by the Staff, we hereby acknowledge that:

This Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 641-4234, ext 7107.

Sincerely,

/S/  Richard Palmer

Richard Palmer, Chief Executive Officer
Global Clean Energy Holdings, Inc.

Cc:          Mr. David Walker
Mr. Ross Youngberg, CPA
Mr. Istvan Benko, Esq.
Ms. Donna Reilly, CPA

Long Beach, CA, USA                                                                                   Mérida, México                                                                              Azua, Dominican Republic

Corporate Offices:
 2790 Skypark Drive, Suite 105, Torrance, CA 90505
Phone: 310.641.4234 Fax: 310.929.1065